UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ENBRIDGE INC.

(Exact Name of Registrant as Specified in Its Charter)

Canada	001-15254	98-0377957
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

200, 425 - 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of Principal Executive Offices) (Zip Code)

David Taniguchi

Vice President, Legal & Corporate Secretary

(403) 231-3900

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ____.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 2 - Resource Extraction Issue Disclosure

Item 2.01 Resource Extraction Issue Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The payment disclosure required by Item 2.01 of Form SD is included as Exhibit 2.01 hereto.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit Number	Description
2.01	Disclosure of payments by resource extraction issuer for the fiscal year ended December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ENBRIDGE INC. (Registrant)

Date:	September 23, 2026	By:	/s/Patrick R. Murray
Patrick R. Murray
Executive Vice President and Chief Financial Officer